HONGLI GROUP INC.

October 26, 2022

Jeff Kauten
Division of Corporation Finance
Office of Technology
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C., 20549

Re:	Hongli Group Inc. Amendment No. 9 to Registration Statement on Form F-1 Filed October 14, 2022 File No. 333-261945

Dear Mr. Kauten:

This letter is in response to the letter dated October 20, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Hongli Group Inc. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. The amendment to Registration Statement on Form S-1 (the “Registration Statement”) is being filed to accompany this letter.

Amendment No. 9 to Registration Statement on Form F-1 filed October 14, 2022

Note 2 – Significant Accounting Policies
Revision of Cash Flow Presentation, Page F-45

1.	We note your revised disclosures in response to prior comment 2. Please provide us with a detailed SAB 99 analysis supporting your conclusion that the errors in your statements of cash flows are not material in either period. Alternatively, revise to label the appropriate columns of the financial statements as “restated” and have your independent auditor revise its report to reference the restatement consistent with paragraph 18e of PCAOB Auditing Standard 3101. Also, remove any reference to an “immaterial” misstatement.

Response: In response to the Staff’s comments, we have restated our consolidated statements of cash flows for the years ended December 31, 2021 and 2020 on page F33 to F34 of the Registration Statement, and revised the disclosure on page 31, page 92 and F45 to F46 of the Registration Statement accordingly.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Arila Zhou, Esq., of Robinson & Cole LLP, at (212) 451-2908.

Very truly yours,

[Signature Page Follows]

By:	/s/ Jie Liu
Jie Lu
Chief Executive Officer

Arila Zhou, Esq.
Robinson & Cole LLP

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